

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 20, 2007

By facsimile to (213) 891-8763 and U.S. Mail

Mr. H. Thomas Hicks
Vice President and Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Re: URS Corporation
        Registration Statement on Form S-4
        Filed September 18, 2007
        File No. 333-146136

Dear Mr. Hicks:

        We reviewed the filing and have the accounting comment below.

        Where indicated, we think that you should revise the document in response to the comment. If you disagree, we will consider your explanation why the comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you to provide us supplemental information. We may raise additional comments after reviewing this information.

        Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about the comment or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Risks Relating to URS, page 25

1.   We note the revised disclosures on page 29 regarding outstanding claims related to the Interstate 35W bridge collapse in Minneapolis and the demolition of the Deutsche Bank

building located at the World Trade Center, both in August 2007. You state that it is
reasonably possible that any resolution could have an adverse effect on URS' operations.
Please revise your filing to provide the information required by paragraph 10 of SFAS 5.
That is, provide an estimate of the possible loss or range of loss or state that such an
estimate cannot be made. Also, please tell us what consideration you have given to
prominent disclosure outside of the risk factors to meet the requirements of Item 10(a) of
the form.

Closing

File an amendment to the S-4 in response to the comment. To expedite our review, you
may wish to provide us three marked courtesy copies of the filing. Include with the filing a
cover letter tagged as correspondence that keys the responses to the comment and any
supplemental information requested. If you think that compliance with the comment is
inappropriate, provide the basis in the letter. We may have additional comments after review of
the filing, the response to the comment, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosures in the
filings reviewed by us to make certain that they have provided all information that investors
require for an informed decision. Since URS and its management are in possession of all facts
relating to the disclosures in the filing, they are responsible for the adequacy and accuracy of the
disclosures that they have made.

If URS requests acceleration of the registration statement's effectiveness, URS should
furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the
  registration statement effective, it does not foreclose the Commission from taking
  any action on the filing.

- The action of the Commission or the staff acting by delegated authority in
  declaring the registration statement effective does not relieve URS from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing.

- URS may not assert our comments and the declaration of the registration
  statement's effectiveness as a defense in any proceeding initiated by the
  Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that URS
provides us in our review of the registration statement or in response to our comments on the
registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on the accounting comment to Jenn Do, Staff Accountant, at (202) 551-3743 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Paul D. Tosetti, Esq.
         Steven B. Stokdyk, Esq.
         Latham & Watkins LLP
         633 West 5th Street, Suite 4000
         Los Angeles, CA 90071-2007

         Mr. Stephen G. Hanks
         President and Chief Executive Officer
         Washington Group International, Inc.
         720 Park Boulevard, P.O. Box 73
         Boise, ID 83729

         David A. Katz, Esq.
         Wachtell, Lipton, Rosen & Katz
         51 West 52nd Street
         New York, NY 10019-6150

         Samuel M. Livermore, Esq.
         Cooley Godward Kronish LLP
         101 California Street, 5th Floor
         San Francisco, CA 94111